UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Trinity Biotech plc

(Name of Issuer)

Class ‘A’ Ordinary Shares

(Title of Class of Securities)

896438306

(CUSIP Number)

Park Heejoo

President and CEO

MiCo IVD Holdings, LLC

85 Orchard Road

Skillman, New Jersey 08558

512-650-6322

with a copy to

Jeongseok Jay Yu, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896438306	13D	Page 1 of 11 Pages

1.	Names of Reporting Persons. MiCo IVD Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,294,005 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,294,005 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,294,005 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.99% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes: (i) 44,759,388 Class ‘A’ ordinary shares (“Ordinary Shares”) represented by 11,189,847 American Depository Shares (“ADS”) owned by MiCo IVD Holdings, LLC (“MiCo IVD”), a majority-owned subsidiary of Mainstream Holdings, Ltd.; and (ii) 1,534,617 Ordinary Shares represented by ADSs that would be issuable upon conversion of Issuer’s 1.50%, seven-year, unsecured junior convertible note (“Convertible Note”) with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,156,741 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D). Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)

Based on 152,830,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Mainstream Holdings, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,294,005 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,294,005 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,294,005 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.99% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes: (i) 44,759,388 Ordinary Shares represented by 11,189,847 ADSs owned by MiCo IVD and (ii) 1,534,617 Ordinary Shares represented by ADSs that would be issuable upon conversion of the Convertible Note with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,156,741 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D). Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)

Based on 152,830,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Mainstream New Growth No. 1 Private Equity Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,294,005 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,294,005 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,294,005 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.99% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes: (i) 44,759,388 Ordinary Shares represented by 11,189,847 ADSs owned by MiCo IVD and (ii) 1,534,617 Ordinary Shares represented by ADSs that would be issuable upon conversion of the Convertible Note with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,156,741 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D). Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)

Based on 152,830,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. New Main Equity Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,294,005 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,294,005 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,294,005 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.99% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes: (i) 44,759,388 Ordinary Shares represented by 11,189,847 ADSs owned by MiCo IVD and (ii) 1,534,617 Ordinary Shares represented by ADSs that would be issuable upon conversion of the Convertible Note with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,156,741 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D). Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)

Based on 152,830,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. Kim Chang-hee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,294,005 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,294,005 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,294,005 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 29.99% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes: (i) 44,759,388 Ordinary Shares represented by 11,189,847 ADSs owned by MiCo IVD and (ii) 1,534,617 Ordinary Shares represented by ADSs that would be issuable upon conversion of the Convertible Note with a conversion price of U.S. $3.24 per ADS that is held by MiCo IVD. This amount excludes ADSs representing an additional 23,156,741 Ordinary Shares that would otherwise be issuable under the Convertible Note but for the Conversion Limitation (as defined below in this Schedule 13D). Each ADS reported on this Schedule 13D represents four (4) Ordinary Shares.

(2)

Based on 152,830,282 Class ‘A’ Ordinary Shares of the Issuer reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note.

CUSIP No. 896438306	Page 6 of 11 Pages

The purpose of this Amendment No. 2 (“Amendment No. 2”) to the joint statement on Schedule 13D with respect to the Class ‘A’ Ordinary Shares, par value U.S. $0.0109 per share (the “Ordinary Shares”), of Trinity Biotech, plc, a company organized under the laws of Ireland (the “Issuer”), filed by MiCo Co., Ltd. (“MiCo Parent”) and MiCo IVD Holdings, LLC, a Delaware limited liability company (“MiCo IVD”) on December 7, 2022 (such joint statement, as amended herein, the “Schedule 13D”), filed jointly by the Reporting Persons (as defined below), is to report the change in the beneficial ownership of the Reporting Persons as a result of the execution of the MiCo IVD Purchase (as defined below) on December 20, 2023 and the execution of the Joint Filing Agreement by the Reporting Persons following the completion of the MiCo IVD Purchase. Capitalized terms used but not defined herein have the respective meanings given to them in the Schedule 13D.

On January 2, 2024, MiCo Parent filed an Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) to report its sale of all of its equity interests in MiCo IVD to Mainstream Holdings (as defined below). Amendment No. 1 speaks only of the beneficial ownership interests of MiCo Parent, and the disclosures provided therein shall be disregarded in their entirety for the purposes of this Amendment No. 2, except that the exhibits included in response to Item 7 of Amendment No. 1 shall be incorporated herein by reference as described in Item 7 below.

1. Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

(a) This Amendment No. 2 is being filed jointly by MiCo IVD, Mainstream Holdings, Ltd., a limited company incorporated in South Korea (“Mainstream Holdings”), Mainstream New Growth No. 1 Private Equity Fund, a private equity fund incorporated in South Korea (“Mainstream New Growth”), New Main Equity Co., Ltd, a limited company incorporated in South Korea (“New Main Equity”), and Kim Chang-hee (collectively, the “Reporting Persons”). Mainstream Holdings owns all of the equity interests in MiCo IVD, Mainstream New Growth owns all of the equity interests in Mainstream Holdings, and New Main Equity is the general partner of Mainstream New Growth. Mr. Chang-hee serves as the managing director of Mainstream Holdings and New Main Equity. Park Heejoo serves as the sole director, chief executive officer and president of MiCo IVD.

(b) The address of each of the Reporting Persons, except for MiCo IVD, and Mr. Heejo is #11-B-05, 11F, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea, and the address of MiCo IVD is 85 Orchard Road, Skillman, New Jersey 08558.

(c) The principal business of each of Mainstream Holdings, Mainstream New Growth, and New Main Equity is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of MiCo IVD is investing in securities of the Issuer. The principal occupation of Mr. Chang-hee is to serve as the managing director of Mainstream Holdings and New Main Equity. The principal occupation of Mr. Heejoo is to serve as the chief executive officer and president of MiCo IVD.

CUSIP No. 896438306	Page 7 of 11 Pages

(d) – (e) During the last five years, neither the Reporting Persons, nor any person identified in Item 2(a), has: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, except for MiCo IVD, was formed in or is a citizen of, as applicable, South Korea. MiCo IVD was formed in Delaware, United States.

1. Item 3 of Schedule 13D is hereby amended and restated as follows:

A total of approximately U.S. $45 million was paid to the Issuer to acquire the ADSs reported as beneficially owned herein by the Reporting Persons and the ADSs that would otherwise be convertible under the Convertible Note (as defined below).

In connection with the MiCo IVD Purchase (as defined below), Mainstream Holdings paid to the Sellers (as defined below) a total of 15,000,000,000 South Korean won, which was financed in the amount of 10,000,000,000 South Korean won pursuant to a Loan Agreement, dated December 20, 2023, by and between Mainstream Holdings as borrower, and Kiwoom Capital Co., Ltd. and Bookook Capital Co., Ltd. as lenders (the “Loan Agreement”), and the remainder from the working capital of New Main Equity. The Loan Agreement is secured by, among other things, Mainstream Holdings’ equity interests in MiCo IVD.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, an unofficial English translation copy of which is incorporated by reference as an exhibit to this Schedule 13D.

2. Item 4 of Schedule 13D is hereby amended by deleting the final paragraph and replacing with the following new paragraphs:

On December 20, 2023, MiCo Parent and MiCoBioMed Co., Ltd. (“MiCoBioMed” and, together with MiCo Parent, the “Sellers”), the minority owner of MiCo IVD and, together with MiCo Parent, beneficial owners of 100% of the interests of MiCo IVD, entered into a Share Purchase Agreement with Mainstream Holdings (the “Share Purchase Agreement”), pursuant to which the Sellers agreed to sell to Mainstream Holdings all of their equity interests in MiCo IVD for a total of 15,000,000,000 South Korean won (the “MiCo IVD Purchase”). The MiCo IVD Purchase closed on December 21, 2023, following which time Mainstream Holdings became the sole shareholder of MiCo IVD.

CUSIP No. 896438306	Page 8 of 11 Pages

In connection with the MiCo IVD Purchase, on December 20, 2023, Mainstream Holdings and MiCo Parent entered into a Price Return Swap Agreement (the “Swap Agreement”), pursuant to which, in connection with the sale of any Ordinary Shares by MiCo IVD, the difference between the sale price and a set settlement amount will be settled in cash between the parties. The Swap Agreement does not permit settlement in the form of securities of the Issuer. The Swap Agreement has a term of one year and also provides MiCo Parent with a put option against Mainstream Holdings until one month from the termination date of the Swap Agreement (or earlier, if the Swap Agreement is earlier terminated pursuant to its terms).

Each of the foregoing descriptions of the Share Purchase Agreement and the Swap Agreement, as applicable, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, unofficial English translation copies of which are incorporated by reference as exhibits to this Schedule 13D.

The applicable Reporting Persons made all acquisitions as described herein for investment purposes. As of the date of this Schedule 13D, the Reporting Persons may determine to dispose of all or a portion of MiCo IVD’s holdings in the Issuer. Any disposition of these holdings may be made through private or public sales, including pursuant to the Resale Registration Statement, any trading plans that MiCo IVD might adopt pursuant to Rule 10b-5(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any hedging transactions. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, subject to the Conversion Limitation (as defined above), may acquire additional equity interests, may retain or sell all or a portion of the equity interests of the Issuer held by the Reporting Persons, may distribute such equity interests held by the Reporting Persons to other entities and/or may take actions (including through their affiliates) with respect to their investment or the Issuer, including, without limitation, communicating with the Issuer’s board of directors (the “Board”), members of management or other security holders of the Issuer, or other third parties (including, among others, creditors) from time to time, taking steps to implement a course of action with respect to the Issuer, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives regarding the Issuer and the ADS Investment. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, an acquisition, merger, business combination, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; nominating individuals for consideration by the nomination committee of the Board for appointment to the Board; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. The Reporting Persons reserve the right to, and may in the future, discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board, (b) other holders of

CUSIP No. 896438306	Page 9 of 11 Pages

securities of the Issuer, and/or (c) other third parties (including creditors) to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. There can be no assurance, however, that any of the Reporting Persons will take any of the foregoing actions, and the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto. This document (including the foregoing statements in this paragraph) is not intended to, and does not, constitute or form part of any offer, possible offer, invitation or the solicitation of an offer by the Reporting Persons to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this document or otherwise.

3. Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

(a)-(b) The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, due to the Conversion Limitation (as defined above), the Reporting Persons may be deemed to beneficially own 46,294,005 Ordinary Shares consisting of: (i) 11,189,847 ADSs, which represent 44,759,388 Ordinary Shares and a beneficial ownership of 29.3% of the outstanding Ordinary Shares, and (ii) ADSs representing 1,534,617 Ordinary Shares issuable upon conversion of the Convertible Note. This represents an aggregate beneficial ownership of 29.99% of the Ordinary Shares, calculated on an as-converted basis assuming partial conversion of the Convertible Note into ADSs, subject to the Conversion Limitation.

The percentage of beneficial ownership is based upon 152,830,282 Ordinary Shares reported to be outstanding by the Issuer as of April 15, 2023 in the Issuer’s Form 6-K filed on September 6, 2023 and the 1,534,617 Ordinary Shares represented by ADSs issuable upon conversion of the Convertible Note held by MiCo IVD. Each of Mainstream Holdings, Mainstream New Growth, New Main Equity and Kim Chang-hee may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by MiCo IVD through his or its ownership interests in MiCo IVD, ownership interests in Mainstream Holdings, role as general partner of Mainstream New Growth, and role as managing director of New Main Equity and Mainstream Holdings, respectively.

The number of ADSs into which the Convertible Note is convertible is limited by the Conversion Limitation. In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Ordinary Shares represented by ADSs issuable upon any conversion of the Convertible Note to the extent

CUSIP No. 896438306	Page 10 of 11 Pages

that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the 29.99% limit described in the Conversion Limitation. Due to the Conversion Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining ADSs representing 23,156,741 Ordinary Shares into which such notes would otherwise be convertible. Without the Conversion Limitation, as of the date of this filing, the Reporting Persons would have beneficial ownership of 39.1% of the voting power of the Issuer, calculated on an as-converted basis assuming full conversion of the Convertible Note into ADSs.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of Mainstream Holdings, Mainstream New Growth, New Main Equity and Mr. Chang-hee expressly disclaims beneficial ownership of such shares.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

4. Item 7 of Schedule 13D is hereby amended to add the following:

Exhibit No. 8	English Translation of Share Purchase Agreement, dated December 20, 2023, by and among MiCo Parent, MiCoBioMed and Mainstream Holdings (incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the SEC on January 2, 2024)

Exhibit No. 9	Revocation of Joint Filing Agreement (incorporated by reference to Amendment No. 1 to the Schedule 13D filed with the SEC on January 2, 2024)

Exhibit No. 10	English Translation of Loan Agreement, dated December 20, 2023, by and between Mainstream Holdings as borrower, and Kiwoom Capital Co., Ltd. and Bookook Capital Co., Ltd. as lenders.

Exhibit No. 11	English Translation of Price Return Swap Agreement, dated December 20, 2023, by and between Mainstream Holdings and MiCo Parent.

Exhibit No. 12	Joint Filing Agreement dated January 2, 2024, by and among the Reporting Persons

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. 896438306	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2024

MiCo IVD Holdings, LLC

By:	/s/ Park Heejo
Name:	Park Heejoo
Title:	President and CEO

Mainstream Holdings, Ltd.

By:	/s/ Kim Chang-hee
Name:	Kim Chang-hee
Title:	Managing Director

Mainstream New Growth No. 1 Private Equity Fund

By:	/s/ Kim Chang-hee
Name:	New Main Equity Co. Ltd. (by Kim Chang-hee, Managing Director)
Title:	General Partner

New Main Equity Co., Ltd.

By:	/s/ Kim Chang-hee
Name:	Kim Chang-hee
Title:	Managing Director

/s/ Kim Chang-hee
Kim Chang-hee